

June 27, 2014

Via E-mail
Sachin Adarkar, Esq.
General Counsel and Chief Compliance Officer
Prosper Marketplace, Inc.
101 Second Street, 15th Floor
San Francisco, California 94105

>      **Re:    Prosper Marketplace, Inc.**
>             **Schedule TO-I**
>             **Filed June 18, 2014**
>             **File No. 005-88191**

Dear Mr. Adarkar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please provide your analysis as to whether the Series A preferred stock and the Series B preferred stock are separate "classes" within the meaning of Rule 13e-4(f)(3).

Certain Effects of the Offer, page 8

2.    We note disclosure stating that Rule 13e-4 generally prohibits you and your affiliates from purchasing any subject securities, other than through the offer, until at least ten business days after termination of the offer, except pursuant to certain limited exceptions provided in Rule 14e-5. Please cite your authority for applying the exceptions to Rule 14e-5 to Rule 13e-4.

Interests of Directors and Executive Officers…, page 18

3.      Please clarify your disclosure as to the number of shares of Series A preferred stock and Series B preferred stock currently outstanding, both on an "as-converted to common stock basis" and on an absolute basis.

4.      Please disclose the number and percentage of shares of Series A preferred stock and Series B preferred stock owned by your directors and executive officers and Sequoia Capital on an absolute basis.

Arrangements with Affiliates, Directors and Executive Officers, page 21

5.      Please advise why you have not filed the referenced stock purchase agreements as exhibits to your Schedule TO.  See Item 5 of Schedule TO, Item 1005(e) of Regulation M-A, Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.

6.      Please advise why you have not disclosed the material provisions of exhibits (d)(7), (d)(8) and (d)(9), including Sections 3.3 and 3.5 of the investors' rights agreement and Sections 2(a) and (9)(k) of the voting agreement.  See Item 5 of Schedule TO and Item 1005(e) of Regulation M-A. We are in receipt of your confidential treatment request with respect to these agreements and will respond to that request under separate cover.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sachin Adarkar, Esq.
Prosper Marketplace, Inc.
June 27, 2014
Page 3


You may contact me at (202) 551-3503 if you have any questions regarding our comments.


Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions


cc:    Via E-mail
       Keir D. Gumbs, Esq.
       Covington & Burling LLP